Exhibit 17.1
From: William James Raduchel
Sent: Monday, February 14, 2011 04:00 PM
To: Roger Novak
Cc: Matthew Small
Subject: Blackboard
Roger—
I hereby resign as a director of Blackboard, Inc. I do this with regret but after careful and deliberate consideration, including consultation with independent counsel and many conversations with the two of you as well as breakfast with Michael this morning.
On January 26, 2011, you informed me that you had secured the votes to deny me renomination as a director at this year’s annual meeting of stockholders and did not want to surprise me. You stated initially that the reason for this was because Matt Pittinsky had resigned from the teaching faculty at Arizona State to become CEO of Docufide, where you are a lead investor. You also said that you wanted a provost on the Board. Graciously, on Thursday, you asked me to stay on until my term expired because you wanted my advice and counsel, especially while you recruited this person. However, since you have already made the decision that my participation is guaranteed to be less than someone yet to be identified, I think this is untenable. You understood my point. Also, as you know, I am now the only Board member that is actually teaching using Blackboard and has a decade of experience as a university administrator.
I know I disagree with the informal consensus of the majority of the Board on the strategic direction Blackboard should follow, and I dispute the financial methodology used recently to analyze some decisions. I also know my relationship with the Chief Executive Officer is challenged from my six years of responding to his compensation demands, which frequently put me between him and the other Board members. While these were all professional decisions where I tried to act in the best interest of the shareholders, they must be the reasons for your action.
Thus, I am resigning because of these disagreements relating to the Company’s operations, policies and practices. I wish the Company, you and the other directors well.
Bill
William J. Raduchel